Filed Pursuant to Rule 424(b)(3)

Registration No. 333-220997

STARWOOD REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 2 DATED FEBRUARY 14, 2020

TO THE PROSPECTUS DATED FEBRUARY 3, 2020

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Starwood Real Estate Income Trust, Inc., dated February 3, 2020 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Starwood Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of March 1, 2020;

•	to disclose the calculation of our January 31, 2020 net asset value (“NAV”) per share for each class of our common stock; and

•	to provide an update on status of our current public offering (the “Offering”).

March 1, 2020 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of March 1, 2020 (and repurchases as of February 29, 2020) is as follows:

Transaction Price (per share)
Class S	$21.64
Class T	$21.48
Class D	$21.52
Class I	$21.60

The March 1, 2020 transaction price for each of our share classes is equal to such class’s NAV per share as of January 31, 2020. A detailed presentation of the NAV per share is set forth below. No transactions or events have occurred since January 31, 2020 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

January 31, 2020 NAV Per Share

NAV per share is calculated in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.starwoodNAV.reit. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for information on how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. All our property investments are appraised annually by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by our independent valuation advisor. We have included a breakdown of the components of total NAV and NAV per share for January 31, 2020 along with the immediately preceding month.

SREIT-SUP2-0220

Our total NAV presented in the following tables includes the NAV of our Class S, Class T, Class D, and Class I common stockholders, as well as partnership interests of the Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our NAV as of January 31, 2020 ($ and shares in thousands):

Components of NAV	January 31, 2020
Investments in real properties	$2,009,856
Investments in real estate related securities	339,809
Cash and cash equivalents	43,157
Restricted cash	176,388
Other assets	67,309
Debt obligations	(1,322,472)
Subscriptions received in advance	(142,550)
Other liabilities	(48,171)
Performance participation accrual	(1,319)
Management fee payable	(1,161)
Accrued stockholder servicing fees (1)	(495)
Minority interest	(13,212)
Net asset value	$1,107,139
Number of outstanding shares	51,212

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of January 31, 2020, we have accrued under GAAP $49.2 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share by share class as of January 31, 2020:

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class I Shares	Third-party Operating Partnership Units (1)	Total
Net asset value	$633,364,895	$32,549,608	$40,093,542	$390,750,759	$10,380,212	$1,107,139,016
Number of outstanding shares	29,264,703	1,515,230	1,862,664	18,089,317	480,539	51,212,453
NAV per share as of January 31, 2020	$21.64	$21.48	$21.52	$21.60	$21.60

(1)	Includes the partnership interests of the Operating Partnership held by the Special Limited Partner.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the January 31, 2020 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily	6.8%	5.4%
Hotel	9.0%	8.1%
Office	8.1%	7.5%
Other	7.5%	7.4%

These assumptions are determined by the Advisor, and reviewed by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Multifamily Investment Values	Hotel Investment Values	Office Investment Values	Other Investment Values
Discount Rate	0.25% decrease	+1.9%	+1.7%	+2.0%	+1.9%
(weighted average)	0.25% increase	(1.8)%	(1.7)%	(1.9)%	(1.8)%
Exit Capitalization Rate	0.25% decrease	+2.9%	+1.6%	+2.1%	+2.4%
(weighted average)	0.25% increase	(2.7)%	(1.5)%	(2.0)%	(2.2)%

The following table provides a breakdown of the major components of our NAV as of December 31, 2019 ($ and shares in thousands):

Components of NAV	December 31, 2019
Investments in real properties	$2,005,642
Investments in real estate related securities	277,651
Cash and cash equivalents	48,479
Restricted cash	140,482
Other assets	12,564
Debt obligations	(1,326,204)
Subscriptions received in advance	(110,618)
Other liabilities	(43,904)
Performance participation accrual	(10,366)
Management fee payable	(1,037)
Accrued stockholder servicing fees (1)	(443)
Minority interest	(13,216)
Net asset value	$979,030
Number of outstanding shares	45,345

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of December 31, 2019, we have accrued under GAAP $44.1 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share by share class as of December 31, 2019:

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class I Shares	Total
Net asset value	$565,567,532	$30,290,947	$35,542,011	$347,629,305	$979,029,795
Number of outstanding shares	26,164,794	1,412,563	1,653,094	16,114,284	45,344,735
NAV per share as of December 31, 2019	$21.62	$21.44	$21.50	$21.57

Status of our Current Public Offering

We are currently offering on a continuous basis up to $5.0 billion in shares of common stock, consisting of up to $4.0 billion in shares in our primary offering and up to $1.0 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we had issued and sold 56,521,608 shares of our common stock (consisting of 31,558,246 Class S shares, 1,777,684 Class T shares, 1,978,513 Class D shares and 21,207,165 Class I shares) in the primary offering for total proceeds of $1.2 billion and (ii) 780,579 shares of our common stock (consisting of 532,403 Class S Shares, 15,862 Class T Shares, 32,877 Class D Shares and 199,437 Class I Shares) pursuant to our distribution reinvestment plan for a total value of $16.4 million. As of January 31, 2020, our aggregate NAV is $1.1 billion. We intend to continue selling shares in the Offering on a monthly basis.

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